ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and mining of gold properties located primarily in the United States (“US”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the US under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to November 11, 2008 (the “Report Date”) and should be read in conjunction with the unaudited interim consolidated financial statements dated September 30, 2008, which have been prepared in accordance with Canadian generally accepting accounting principles. All amounts are in Canadian dollars unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2007 and 2006, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.edgar.com.

Highlights for the Year-To-Date Period

•	Closed the US$20 million sale of a royalty portfolio, including the Wolverine Royalty.
•	Accelerated the Briggs Gold Mine re-start with a portion of the proceeds from the sale of royalties.
•	Commenced new infill drilling beneath the main pit at the Briggs Mine and new step out drilling at its satellite deposit Cecil R.
•	Yamana Gold Inc. has commenced a second round of drilling on Atna’s Clover project in Elko County, Nevada.
•	Acquired the remaining land position at the Columbia gold property (formally known as Seven-Up Pete gold property).
•
Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, provided guidance that they intend to complete their US$30 million work program at the Pinson gold project by the April 2009 deadline to earn a 70% interest in the project, with Atna retaining 30%.

•	Merger with Canyon Resources Corporation (“Canyon”) closed March 18, 2008.
•	Reward Gold Project feasibility study completed, reserves were disclosed and several remaining major permits have been granted.
•	Optioned the Adelaide and Tuscarora Nevada gold properties to Golden Predator for work commitments and other compensation.
•	Lowlight: US Supreme Court denied grant of Certiorari in the McDonald takings case.

Acquisition Activities

Sale of Royalties Package including the Wolverine Royalty, Yukon

In September 2008, the Company sold a portfolio of royalty interests for US$20 million. The royalty package was comprised of four royalty interests; a sliding scale precious metal net smelter return (“NSR”) royalty on the Wolverine Project located in the Yukon Territory, a 3 percent NSR royalty on portions of the McDonald gold property in Montana, and royalty interests on properties in the Dominican Republic and Argentina. The sale closed in two parts, with US$19.9 million closed in September and US$0.1 million closed in October. The sale of the royalties resulted in a gain of approximately $20.9 million in the third quarter.

Columbia Gold Property Claims (Formally Seven-Up Pete Gold Property)

In June 2008, the Company acquired certain claims at the Columbia gold property in order to consolidate the land package containing the known body of mineralization. An historic, noncompliant NI43-101 technical report, estimate of mineralized material for Columbia, including the newly acquired claims, was completed by Phelps Dodge Corporation in 1991 and 1993. This estimate totaled 23.7 million tons grading 0.035 ounces of per ton gold (“opt”) and containing 837,000 ounces gold at a 0.02 opt gold cutoff grade. Approximately 28 percent of this total is attributed to the newly acquired claims. The aggregate acquisition cost was US$500,000 in cash and 604,308 common shares of Atna. The seller retained a four percent net smelter return royalty on the claims purchased.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to provide an estimate of resources for the property that is compliant with the Canadian National Instrument 43-101 Technical Reporting standards.

Atna – Canyon Merger

Atna Resources Ltd. and Canyon signed an Agreement and Plan of Merger on November 16, 2007. The transaction closed on March 18, 2008. The merger with Canyon significantly increased the gold reserves and resources controlled by the Company and provides near term gold production opportunities from the Briggs Mine and the Reward Gold Project.

Asset Sales

Atna is marketing non-core assets from the merged companies to focus on core operations including development of the Briggs Mine, Reward, Pinson and Columbia gold projects. Atna has entered into an agreement to sell approximately 880,000 acres from its portfolio of severed fee mineral rights in the state of Montana to a private Wyoming corporation. This cash transaction totals $US6.0 million and will net approximately $US5.5 million after brokerage fees and expenses. The Company can not guarantee that this transaction will close due to the counterparty having significant difficulties in arranging financing in the current financial environment.

Development Activities

Briggs Mine, California

A technical report detailing the estimation of open pit and underground reserves and resources at the Briggs Mine in Inyo County, California, was completed in April 2008. The report estimates that a good economic return may be achieved from the re-start of mining operations at the wholly-owned Briggs Mine. The company has sufficient cash to fully fund the re-start of operations at the Briggs mine.

Key development activities have commenced with a goal of producing gold by the end of the first quarter of 2009. A total of $2.7 million in capital expenditure has been spent on the project through October 2008. The remaining start-up capital is projected to be about $9 million most of which is expected to be spent or committed in 2008. These activities include:

•	Pre-stripping operations that began in mid October will continue through projected gold production around the end of first quarter 2009.
•	The 1.0 million square foot of leach pad expansion has been progressing on schedule at a fixed contact cost of $3.8 million.
•	Refurbishment of the Briggs generating, crushing and gold plants.
•	Filling key management and support positions and recruitment of a labor force.
•	Refurbishment of all major mining units that are now being used in development operations.
•
An updated mine optimization study, which includes all new drilling results that is expected to convert underground ore to open pit ore and to increase reserves. This study which is expected to be released before the end of 2008 should justify an increase in mineral reserves available for mining and enable an early increase in the production rate from the previous study. Capital cost for the project may increase if additional equipment and waste stripping is required to implement this new plan.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Proven and probable reserves at Briggs are currently estimated to be 151,000 ounces of gold grading 0.034 opt. Additionally, there are an estimated 532,500 gold ounces of measured and indicated resource grading 0.027 opt and an inferred resource of 314,000 gold ounces grading 0.044 opt. New ore is forecast to be loaded on the leach pad in the first quarter of 2009 with production beginning to ramp up to an annualized rate of 25,000 to 35,000 ounces of gold per year.  Only 40% of existing plant capacity will be utilized at these production rates allowing for a rapid increase in production as additional reserves are developed.

The open pit project cash cost of production is estimated to be about US$500 per ounce based on a diesel price of $4.00 per gallon. Initial operating costs may benefit from lower than expected diesel prices.

During October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project, Cecil R. The program will include up to 25,000 feet of reverse circulation rotary drilling. The primary goals of the drilling program are:

•
Exploration of potentially significant gold mineralization beneath the current proven and probable reserves in the main pit at the Briggs Mine. This work may add considerably to the mine-life and/or annual production rate.

•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to facilitate cost effective mine planning.
•	Expansion of the Cecil R project’s mineralized zone to the south to allow completion of an NI 43-101 technical report and resource estimate for this deposit.

At the Briggs Mine, significant gold mineralization has been identified beneath the existing proven and probable open pit reserves. The target has been cut by five broadly spaced drill holes, all of which intersected gold grades and widths similar to those being developed for mining in the pit. The gold intercepts in these holes include:

•	MW-4, 55 feet grading 0.029 opt (335 feet to 390 feet)
•	PN256, 35 feet grading 0.021 opt (600 feet to 635 feet)
•	PN262, 35 feet grading 0.032 opt (565 feet to 600 feet)
•	PN323, 40 feet grading 0.054 opt (625 feet to 665 feet)
•	and, 65 feet grading 0.038 opt (735 feet to 800 feet, ending in mineralization)

Geologic assessment of the target indicates the potential for several million tons beneath the currently planned pit bottom. The zone is locally as close as 20 to 30 feet to the existing mineable reserves (see NI 43-101 Technical Report filed on SEDAR, May 20, 2008).

The Cecil R satellite project is located four miles north of the Briggs Mine. A historic, non NI 43-101 compliant, estimate of mineralized material of 5.75 million tons at a grade of 0.024 oz/ton (0.015 oz/ton cutoff grade) was calculated for the property based on existing drill information. Drilling at Cecil R is designed to expand the existing mineralized zone to the south and to define the gold mineralization limits. A NI43-101 Technical Report to estimate mineral resources at Cecil R will commence at the completion of this drilling program.

Gold at Cecil R is hosted by a sub-horizontal zone of strongly iron stained quartz-feldspathic gneiss at the base of thin poorly consolidated Quaternary gravels. The existing mineralization is in a near surface, gently dipping blanket distributed over an area 1,500 feet by 1,200 feet and varying in thickness from 10 to 50 feet. Canyon Resources reported the following highlights from its 2007 work at Cecil R (February 28, 2008, press release):

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

•	Hole CR07-5 with 25 feet grading 0.039 opt Au
•	Hole CR07-9 with 25 feet grading of 0.045 opt Au
•	Hole CR07-12 with 30 feet grading 0.025 opt Au
•	Hole CR08-13 with 30 feet grading 0.032 opt Au and a second interval of 50 feet grading 0.024 opt Au

Pinson Project, Nevada

PMC spent US$5.0 million on drilling and development activities at Pinson in the third quarter of 2008 bringing their total project-to-date expenditures to US$18.2 million. PMC may earn a 70 percent interest in the project by spending a total of US$30 million by April 6, 2009, which would result in Atna retaining a 30 percent interest.

PMC started work during the quarter on an internal resource estimate to include all mineralization for both open pit and underground mining potential. This work is to incorporate rigorous quality control checking of existing drilling databases including twinning of questionable drill holes with new drilling. At a later date, Atna may prepare an NI 43-101 compliant resource estimate by validating the work completed by PMC. In addition, a preliminary scoping level report on open pit slope angles was completed during the quarter by Golder Associates with recommendations for further study. Construction of a mineralized material stockpile area, settling ponds and associated pipelines has commenced and are expected to be completed in November 2008. Additional water rights are being obtained to facilitate further dewatering of the resource zone for deepening of underground workings. A new underground mining contractor has been retained and is in the process of mobilizing a crew and equipment to the site.

A total of eight drills were active on the property during the quarter, two water well rigs, two surface RC drills, two surface diamond core drills, and two underground core drills. The water well drills completed two de-watering wells and started a third. The RC drills concentrated on drilling pilot holes for the water wells, and drilling on the Range Front, MAG and CX resource zones. The surface diamond drills targeted the Range Front, CX and MAG zones, while the underground diamond drills are in-fill drilling on the Ogee and Range Front zones. Forty seven drill holes were completed and five were in progress at the end of the quarter. A total of 9,895 feet of RC drilling and 17,122 feet of core were completed. Assay summaries were received from PMC on 13 drill holes. Significant results from that drilling follows:

Drill Hole No.	From (ft)	To (ft)	Length (ft)	Gold (oz/t)	Zone/Comment
BRFC-036	840	855	15	0.601	RC water well pilot hole
And	870	896	25	0.753
And	1140	1340	200	0.567	Possible down-hole contamination
OG3-155-3	37	42	5	0.139	Ogee in-fill drilling
And	165	173	8	0.215
OG3-155-4	206.2	222.5	16.3	0.177	Ogee in-fill drilling
OG4-155-2	97	109.5	12.5	0.583	Ogee in-fill drilling
And	132.5	142.3	9.8	0.154
OG5-155-2	152	181	29	0.582	Ogee in-fill drilling
OG5-155-3A	175	187	12	1.02	Ogee in-fill drilling

*Intercepts do not represent true widths.

All sample preparation and gold assays were completed by American Assay Laboratories in Reno, Nevada, an independent analytical laboratory with a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada. Gold assays were completed by standard fire assay methods with an atomic absorption finish or a gravimetric finish for higher grade samples. Pinson Mining Company has instituted a rigorous QA/QC protocol which includes certified assay standards and blanks, replicates, and duplicate samples which bolsters American Assay's own internal QA/QC program. Assay intercepts reported above are those reported by PMC to the company.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Reward Project, Nevada

The Company completed a positive economic feasibility study for its Reward Gold Project located near Beatty, Nevada. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. The project has good operating synergies and cost benefits from the nearby Briggs Mine.

Proven and probable mineral reserves estimated in the feasibility study total 5.2 million tons averaging 0.027 opt containing 137,700 ounces of gold based on a gold price of US$575 per ounce and a strip ratio of 2.0 tons of waste per ton of ore. The Reward operation is expected to produce approximately 117,000 ounces of gold over a four year mine life at estimated average cash cost of US$409 per ounce of gold produced. This production would provide an undiscounted cash flow of US$14.6 million and an internal rate of return of 13.2 percent at a US$700 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$24.3 million. At a gold price of US$900 per ounce, the project would develop an internal rate of return of 32.8 percent and an undiscounted net cash flow of approximately US$36 million without allowance for reserve expansion.

The feasibility study also developed an alternative case using a US$700 pit design that contains in-place inferred resource of 6.4 million tons grading 0.025 opt containing 160,000 ounces gold with a waste to ore strip ratio of 2.2 using a variable cutoff grade. This case would require an additional US$1.1 million in pre-production capital over the base case. This larger pit is expected to produce 134,100 ounces of gold over a five year mine life at an estimated average cash cost of US$449 per ounce generating an IRR of 11% and an undiscounted net cash flow of US$15.4 million using a US$700 gold price.

The project has been carefully designed to create the smallest environmental footprint possible and the permitting process is well advanced. The Mine Plan or Operations has been declared administratively complete and the Water Pollution Control Permit has been completed. Biologic Assessment studies have been completed and a Biologic Opinion has been issued. The Environmental Assessment study is in the final writing stages. The Air Pollution Control Permit has been submitted and is currently being reviewed.

Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million for the base case. The cost for reclamation and closure bonds of approximately US$5.3 million was estimated using the State of Nevada statutory cost estimating model and is subject to final approval by State regulatory authorities. Bonds may be posted using a number of financial instruments including cash. This amount would be in addition to the capital estimates stated above.

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either Canyon’s Briggs Mine in Inyo County, California or to a third party processing facility.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Exploration Activities

Clover, Nevada

Yamana commenced a second round of drilling that will include up to 10 reverse circulation rotary drill holes (8,000 to 9,000 feet) to follow-up the encouraging gold and silver results intersected in the 2007 drilling. The current program will focus on expansion of this zone and test new target areas on the property. In 2007, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 ounce per ton (“opt”) gold and 0.54 opt silver (hole CV006)
•	25 feet grading 0.03 opt gold and 7.97 opt silver (hole CV007)

The Clover project is a low-sulphidation, vein-hosted, epithermal gold prospect located adjacent to the Midas trough within the Northern Nevada Rift. Clover's geologic setting is similar to Newmont Mining's Ken Snyder (Midas) mine, which is in a similar package of volcanic rocks adjacent to the Midas trough 10 miles further east.  Additional targets to be tested on the property include a geophysical anomaly in the Jake Creek structural corridor near the occurrence of a gold bearing float located one to two miles north of the newly reported Yamana drill results.

Yamana may earn a 51% interest in the Clover property by incurring exploration expenditures of US$3.3 million and making payments to Atna totaling US$0.6 million before June 19, 2010. Yamana may elect to increase its interest to 70% by completing a pre-feasibility study within 30 months of vesting its initial 51% interest in the project.

Adelaide and Tuscarora, Nevada

The Adelaide and Tuscarora properties were originally optioned by Canyon as part of the December 2006 Asset Exchange Agreement with Newmont.

Atna entered into an Option Agreement with Golden Predator Mines Inc. (Golden Predator) of Vancouver British Columbia (TSX:GP), where Golden Predator assume Canyon’s interest in the Adelaide and Tuscarora advanced stage gold exploration properties located in Humboldt and Elko Counties in Nevada. On February 15, 2008, Golden Predator made an initial payment to Canyon of approximately US$0.5 million on the closing of the transaction. Golden Predator assumed Atna’s remaining spending obligations on these Properties of US$2.75 million over the next four years and will pay Atna up to an additional US$1.05 million over that same period. Atna will retain a NSR of up to 1.5% but not less than 0.5% depending on the total royalty burden on individual claims of the Properties and the prevailing quarterly average gold price.

Golden Predator initiated a 44 hole drill program this year to test several targets along 1.6 miles of strike on the mineralized Adelaide Fault zone. This program is planned to consist of 32 reverse circulation holes and 12 diamond core holes. Drilling is primarily testing extensions of historic underground and surface mining. Golden Predator has completed 21 of the 44 planned drill holes with encouraging results. The results of their drilling were detailed in press releases dated July 24, 2008 and July 28, 2008. This program is ongoing.

Legal Issues

McDonald Gold Property, Montana

A lawsuit was filed against the State of Montana to recover value lost due to changes in the Montana mining law and the cancellation of mineral leases related to the Company’s wholly-owned Seven-Up Pete Joint Venture’s interest in the McDonald Gold Project.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

In October, 2008, the petition for writ of certiorari with US Supreme Court in the case Seven-Up Pete Venture, et al. v Brian Schweitzer, et al. was denied. Consequently, there are no further options to pursue the case and no additional actions are anticipated.

Kendall Mine Lawsuits

In October 2001, a plaintiff group including members of the Shammel, Ruckman and Harrell families filed suit in the State of Montana District Court against Canyon and its wholly-owned subsidiary, CR Kendall Corporation. The complaint alleges violation of water rights, property damage, trespass and negligence in connection with the operation of the Kendall Mine and seeks unspecified damages and punitive damages.

In August 2002, a Preliminary Injunction was issued in Montana District Court on behalf of the Kendall Mine plaintiff group in connection with Canyon’s auction of certain mineral rights and fee lands unrelated to the CR Kendall Corporation or its operation. In October 2002, the Court issued a Supplemental Order which sequesters any proceeds realized from the auction until such time as the lawsuit is concluded.

In February 2007, Canyon entered into a settlement and release agreement with eight of the twelve plaintiffs in this suit. Canyon’s share of the settlement was US$0.1 million and the Company maintains a balance of US$0.2 million recorded as a legal settlement accrual on the consolidated balance sheet as of September 30, 2008. As of September 30, 2008, US$0.2 million is held by the Court as required by the above Supplemental Order. Canyon’s share of the settlement was paid out of the funds held by the Court. The court date has been postponed and the Company continues to seek a settlement with the remaining plaintiffs.

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Sep-08	Jun-08	Mar-08	Dec-07
Total revenues	Nil	Nil	Nil	Nil
Gain (loss) for the quarter	$19,299,600	$(1,522,700)	$(931,900)	$(768,500)
Basic gain (loss) per share	$0.23	$(0.02)	$(0.01)	$(0.01)
Diluted gain (loss) per share	$0.23	$(0.02)	$(0.01)	$(0.01)

Quarterly results ended	Sep-07	Jun-07	Mar-07	Dec-06
Total revenues	Nil	Nil	Nil	Nil
Loss for the quarter	$(956,900)	$(814,600)	$(808,400)	$(613,400)
Basic loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Results of Operations – Three Months Ended September 30, 2008 versus Three Months Ended September 30, 2007

For the third quarter ended September 30, 2008, Atna recorded a net gain of $19.3 million, or a basic gain per share of $0.23, on proceeds from the sale of royalties of $21.1 million. This compares to a net loss of $1.0 million, or a basic loss per share of $0.01, on revenues of nil for the third quarter ended September 30, 2007. The positive variance of $20.3 million in net gain was due primarily to the following factors:

•	Positive variance of $20.9 million in gain on asset disposals due to the sale of royalties.
•
Negative variance of $0.4 million in other operating categories due to increased general and administrative cost due to the consolidation of Canyon’s costs and other Canyon related operating costs partially offset by cost reductions in the Atna operations, lower exploration expenses and reduced asset writedowns.

•	Negative variance of $0.3 million in other income and expense due to increased loss on foreign exchange and reduced interest income.

At September 30, 2008, Cash and short term investments totaled $24.5 million, which represented a net increase of $17.1 million during the third quarter. The net increase was due primarily to the sale of the royalties for $21.1 million, offset by cash used in operating activities of $2.1 million, capital expenditures of $1.5 million and the negative effect of exchange rate changes on cash of $0.4 million.

The Company recorded a net future tax liability related to the merger with Canyon in the amount of $2.1 million and nil as of September 30, 2008 and December 31, 2007, respectively.

Although the Company has significant potential future tax assets in the form of operating loss carryforwards, its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company has applied some of its future tax assets related to the expected taxable income at the Briggs Mine and the Reward Project to the future tax liabilities that were generated as a result of the merger. The Company continues to apply a significant valuation allowance to its other future tax assets not related to the merger. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences. The net loss carryforwards will expire from 2008 through 2027. In addition, as a result of the merger between the Company and Canyon, in March 2008, the Company’s utilization of Canyon’s operating loss carryforwards will be substantially restricted under section 382 of the US Internal Revenue Code due to the change in ownership.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel will be a significant operating and reclamation expense. The Company expects continued high fuel costs, increased hiring costs, and the cost of retaining qualified mining personnel to have an impact on continuing operations in the future.

Results of Operations – Nine Months Ended September 30, 2008 versus Nine Months Ended September 30, 2007

Atna recorded a net gain of $16.8 million, or a basic gain per share of $0.22, on proceeds from the sale of royalties of $21.1 million for the nine months ended September 30, 2008. This compares to a net loss of $2.6 million, or a basic loss per share of $0.04, on revenues of nil for the nine months ended September 30, 2007. The positive variance of $19.4 million in net gain was due primarily to the following factors:

•	Positive variance of $21.0 million in gain on asset disposals due primarily to the sale of royalties.
•
Negative variance of $1.2 million in other operating categories due to increased general and administrative cost due to the consolidation of Canyon’s costs and other Canyon related operation costs partially offset by cost reductions in the Atna operations, lower exploration expenses and reduced asset writedowns.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

•	Negative variance of $0.4 million in other income and expense due to increased loss on foreign exchange and reduced interest income.

Contractual Obligations

The Company’s contractual obligations are as follows:

		Payments due by Period (USD)
		Less than			More than
	Total	1-year	1-3 years	3-5 years	5-years
Long term debt obligations	$825,000	$-	$825,000	$-	$-
Capital lease obligations	49,800	37,000	12,800	-	-
Operating lease obligations	199,600	110,200	89,400	-	-
Asset retirement obligations	3,788,400	1,029,300	2,620,000	92,500	46,600

Total	$4,862,800	$1,176,500	$3,547,200	$92,500	$46,600

Off-Balance Sheet Arrangements

None.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s recent sale of its royalty portfolio provided approximately US$20 million of net proceeds, which is sufficient to re-start and operate the Briggs Mine without additional financing. Based on the current stock price, Atna does not expect the exercise of options and warrants to be a significant source of funds during 2008.

Gold production will be minimal during 2008, until the Briggs Mine has successfully re-started gold production, which is expect to occur by the end of the first quarter of 2009. The estimated remaining capital requirement to place Briggs into production is expected to be approximately US$8 million to US$9 million depending on the ultimate size and scope of the Briggs Mine. The results of an ongoing technical study, which is expected to be completed and disclosed during the fourth quarter of 2008, could increase the size and scope of the project thereby increasing the stripping cost to uncover additional ore. Site preparation and equipment refurbishment work is well advanced and the US$3.8 million leach pad construction contract has been awarded; the completion of the leach pad is a key task of the project.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects to that the future cash flows from the Briggs Mine will finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional financing would be required through the capital markets, joint ventures, asset sales, or other arrangements in the future. If management’s plans are not successful, the Company’s ability to expand and sustain future cash flows could be adversely impacted.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Financing Transactions

In September 2008, the Company sold its portfolio of royalty interests for US$20 million. The sale closed in two parts, with US$19.9 million closed in September and US$0.1 million closed in October. The sale of the royalties resulted in a gain of approximately $20.9 million on proceeds of $21.1 million in the third quarter of 2008.

During the year-to-date period there were 850,000 common shares issued related to the exercise of stock options that resulted in cash proceeds to the Company of $0.6 million.

On March 18, 2008, the Company completed a merger with Canyon. Atna acquired all of Canyon’s issued and outstanding common shares, warrants, and debentures. As a result of the merger, Atna’s issued and outstanding common shares increased by approximately 17.1 million and share capital increased by $29.5 million. Canyon is now a wholly-owned US subsidiary of Atna.

The following table summarizes common shares outstanding as of September 30, 2008:

Number of
Shares
Shares Outstanding, January 1, 2008	64,722,588
Exercise of stock options	850,000
Issuance for merger	17,114,237
Issuance for property purchase	604,308

Shares Outstanding, September 30, 2008	83,291,133

Convertible Debentures

There are $0.8 million of 6% debentures outstanding, which are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the three and nine months ended September 30, 2008 totaled $1.5 million and $2.7 million, respectively due primarily to the acquisition of the Columbia property claims and capitalization of development costs at the Briggs Mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Outstanding Warrants

The following table summarizes warrants outstanding as of September 30, 2008:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
October 17, 2008	811,765	$2.00
December 1, 2008	564,961	4.06
December 1, 2008	73,920	2.38
June 1, 2009	987,360	4.69
May 25, 2011	2,435,294	2.20

Total/average	4,873,300	$2.89

As of November 11, 2008, 811,765 warrants expired resulting in warrants outstanding balance of 4,061,535.

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the US Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation and water discharge bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, the Canyon settled a complaint of default with the surety company supporting the above reclamation bonds. As of November 11, 2008, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Related Party Transactions

During the year, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Stock Options

The following table summarizes the stock options outstanding and exercisable at September 30, 2008:

Exercise Price		Options Outstanding			Options Exercisable
			Weighted			Weighted
			Average	Weighted		Average	Weighted
			Remaining	Average		Remaining	Average
			Contractual	Exercise		Contractual	Exercise
Low	High	Quantity	Life	Price	Quantity	Life	Price
$0.45	$0.82	50,000	4.9	$0.55	25,000	4.9	$0.55
$0.83	$1.32	857,640	3.4	$1.32	441,320	3.3	$1.32
$1.33	$1.36	1,550,900	1.8	$1.36	1,175,900	1.6	$1.36
$1.37	$2.01	570,000	0.3	$2.01	570,000	0.3	$2.01

$0.45	$2.01	3,028,540	2.0	$1.46	2,212,220	1.7	$1.51

Disclosure and Internal Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures for the Company. Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Management’s Discussion and Analysis (“MD&A”), management believes such controls and procedures are effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.

Management is also responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the quarterly financial statements and notes thereto, MD&A and other information contained in this quarterly report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”), four members of which were elected to annual terms in May 2008 by the shareholders of the Company. The remaining two members will serve the remaining terms of their three-year rotation and then be subject to election to annual terms by the shareholders of the Company. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated. The effect of this change on the restated consolidated balance sheet as of December 31, 2007, is to decrease mineral properties and increase accumulated deficit by $16.0 million. The effect of this change on the restated consolidated statements of operations for the three months and nine months ended September 30, 2007, is to increase exploration expenses and net loss by $0.4 million and $0.6 million, respectively; and the restated net loss per share increased by nil and $0.01, respectively.

Recent Accounting Pronouncements

Recently issued accounting standards relevant to the Company and business that may impact the Company in the future are described below. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an affect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 16.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS No. 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations,” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the fist fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. The Company will adopt EITF 07-5 on January 1, 2009 and expects a significant impact on its US GAAP reconciliation.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date. The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

Forward-Looking Statements

This Interim MD&A is an update of the Company’s MD&A for the year ended December 31, 2007. Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the Report Date, and readers are advised to consider such forward-looking statements in light of certain of the risks set out below.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Risks and Uncertainties

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations in inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. As a mining company in the exploration and development stage, the future ability of the Company to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through the use of equity, debt, asset sales, joint ventures or by other means. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and marketability of securities of speculative exploration and development mining companies. There is no assurance that the Company will be successful in obtaining additional financing beyond its current position.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS	FORM 51-102F
For the Three and Nine Months Ended September 30, 2008

Outlook

The remainder of 2008 will focus primarily on placing the Briggs Mine into production and completing the permitting of the Reward Project. As a result of the merger with Canyon and the US$20 million sale of the Company’s royalty portfolio, the combined Company is well positioned to bring the Briggs Mine into production and ultimately develop the Reward and Pinson Projects as financial market conditions allow. The Company’s key milestone for 2008 is the development and re-start of the Briggs Mine, but the Company will continue to consider new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.

Subsequent Events

On October 3, 2008, the Company funded US$250,000 in the surety collateral account. The next collateral payment of $250,000 is due December 2009.